SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    GOL Signs Agreement with GE for Consultancy Aimed at Saving  Fuel and Reducing Emissions

São Paulo, May 17, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announced it has signed an agreement with GE Aviation PBN Services for consultancy aimed at saving fuel and reducing gas emissions.

Under the agreement, GE will assist GOL to obtain permission from the Brazilian National Civil Aviation Agency (Anac) for operating procedures with RNP (Required Navigation Performance), with the objective of reducing noise, saving fuel and, consequently, the emissions of gases in the atmosphere.

"GOL has selected GE for this project due to its successful track record in developing and implementing programs to optimize performance throughout the world," said Adalberto Bogsan, GOL’s vice-president - Technical. "With its services, GOL may expand its operations quickly and safely, reducing emissions and fuel consumption."

“We are very pleased to establish such an important partnership with GOL. It is a significant step for civil aviation in Brazil, which, in the very near future, will have available high-tech solutions, such as RNP AR, maximizing the use of airspace in the country, bringing huge savings in fuel consumption and reducing noise generation and emissions," said Sérgio Zuquim, Director – PBN (Performance Based Navigation)  Business Development, Latin America.

RNP also allows aircraft to fly precisely-defined trajectories without relying on ground-based radio-navigation signals.  This precision allows pilots to land the aircraft in weather conditions that would otherwise require them to hold, divert to another airport, or even to cancel the flight before departure. Because of RNP’s precision and reliability, the technology can also help air traffic controllers reduce flight delays and alleviate air traffic congestion.

Additional measures

GOL has also recently signed a five-year OnPoint Services agreement with GE Aviation Systems for repair services. This is the first comprehensive GE agreement covering all B737NG systems.

About GE

GE (NYSE:GE) is an innovative and diversified technology company taking on the world’s toughest challenges. From aircraft engines and power generation to financial services, healthcare, and television programming, GE operates in more than 100 countries and employs about 300,000 people worldwide. For more information, visit the company's website at www.ge.com.

GE has operated in Brazil since 1919, with offices in several states and industrial units in Sao Paulo, Rio de Janeiro and Minas Gerais. All five of GE's major businesses are present in Brazil, employing approximately 6,000 employees. For more information, visit the company website at www.ge.com.br  or the GE Reports Brasil blog at http://brasil.geblogs.com  Brazil

Contact

Investor Relations

Leonardo Pereira – CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.